UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 03-31-2010

Check here if Amendment [ ]; Amendment Number: ______
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

[Signature]	London, U.K. [City, State]	05-10-2010 [Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 20

Form 13F Information Table Value Total: 182,399
(thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGER	VOTING AUTHORITY SOLE	SHARED	NONE
AGNICO EAGLE MINES LTD	COM	008474 10 8	21,645	388,807	SH		SOLE		388,807		
ALLEGHENY ENERGY INC	COM	017361 10 6	8,594	373,655	SH		SOLE		373,655		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	18,670	699,250	SH		SOLE		699,250		
CHECKPOINT SYS INC	COM	162825 10 3	6,091	173,740	SH		SOLE		173,740		
CHUNGHWA TELECOM CO LTD	SPONS ADR NEW 09	17133Q 40 3	224	11,515	SH		SOLE		11,515		
COTT CORP QUE	COM	22163N 10 6	9,342	1,205,476	SH		SOLE		1,205,476		
GOLDCORP INC NEW	COM	380956 40 9	14,240	382,578	SH		SOLE		382,578		
HAIN CELESTIAL GROUP INC	COM	405217 10 0	6,598	380,270	SH		SOLE		380,270		
KANSAS CITY SOUTHERN	COM NEW	485170 30 2	8,585	237,340	SH		SOLE		237,340		
KIMBERLY CLARK CORP	COM	494368 10 3	5,864	93,257	SH		SOLE		93,257		
MILLICOM INTL CELLULAR S A	SHS NEW	L6388F 11 0	6,638	74,462	SH		SOLE		74,462		
MONSANTO CO NEW	COM	61166W 10 1	5,257	73,600	SH		SOLE		73,600		
NEWMONT MINING CORP	COM	651639 10 6	9,337	183,330	SH		SOLE		183,330		
ORMAT TECHNOLOGIES INC	COM	686688 10 2	144	5,100	SH		SOLE		5,100		
PFIZER INC	COM	717081 10 3	363	21,180	SH		SOLE		21,180		
SARA LEE CORP	COM	803111 10 3	17,202	1,256,065	SH		SOLE		1,256,065		
SHAW GROUP INC	COM	820280 10 5	19,580	568,864	SH		SOLE		568,864		
TELECOMUNICACOES SAO PAULO	SPON ADR PFD	87929A 10 2	189	8,700	SH		SOLE		8,700		
VARIAN MED SYS INC	COM	92220P 10 5	10,914	197,260	SH		SOLE		197,260		
YAMANA GOLD INC	COM	98462Y 10 0	12,922	1,311,840	SH		SOLE		1,311,840		